EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Interactive Intelligence, Inc.

We consent to incorporation by reference in the Registration Statement on Form S-8 dated May 24, 2006, of Interactive Intelligence, Inc. of our report dated January 27, 2006, with respect to the consolidated balance sheets of Interactive Intelligence, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows and the related consolidated financial statement schedule for each of the years in the three-year period ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 10-K of Interactive Intelligence, Inc.

/s/ KPMG LLP
Indianapolis, Indiana
May 23, 2006